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VIA EDGAR AND FASCIMILE

January 31, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Valera Pharmaceuticals, Inc.
     Filed on Form S-1
     Registration No. 333-123288

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between January 17, 2006 and the date hereof 8,600 copies of the Preliminary Prospectus dated January 17, 2006 were distributed as follows: 4,109 to 4 prospective underwriters; 2,337 to 2,256 institutional investors; n/a to n/a prospective dealers; n/a to n/a individual[s]; n/a to n/a rating agencies and 2,154 to 2,154 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 pm Washington, DC time on February 1, 2006 or as soon thereafter as practicable.

Very truly yours,


By:  UBS SECURITIES LLC
        BANC OF AMERICA SECURITIES LLC


By: /s/ Robert Steininger
    ---------------------
Name: Robert Steininger
Title: Managing Director


By: /s/ Andrew McBrien
    ------------------
Name: Andrew McBrien
Title: Associate Director